File No. 70-10053
                           (Withdrawal of Application)


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM U-1


                                APPLICATION UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                            NorthWestern Corporation
                               125 S. Dakota Ave.
                              Sioux Falls, SD 57104

   (Name of company filing this statement and address of principal executive offices)

                            ------------------------

                                      None

 (Name of top registered holding company parent of each applicant or declarant)

                            ------------------------

                                Eric R. Jacobsen
                   Senior Vice President, General Counsel and
                               Chief Legal Officer
                            NorthWestern Corporation
                               125 S. Dakota Ave.
                              Sioux Falls, SD 57104

                   (Names and addresses of agents for service)

                           --------------------------

    The Commission is also requested to send copies of any communications in connection with this matter to:

                            Charles A. Patrizia, Esq.
                    Paul, Hastings, Janofsky & Walker, L.L.P.
                                   Tenth Floor
                                   The Warner
                          1299 Pennsylvania Ave., N.W.
                           Washington, D.C. 20004-2400
                                 (202) 508-9550

                          WITHDRAWAL OF U-1 APPLICATION

      On February 14, 2002, NorthWestern Corporation ("NorthWestern"), 125 S. Dakota Ave., Sioux Falls, South Dakota 57104, a diversified energy and communication services provider, filed an application for an exemption under
Section 3(a)(3) of the Public Utility Holding Company Act of 1935 (the "Act") in connection with its acquisition of the remaining electric and gas utility operations and certain related businesses of The Montana Power Company. Because on July 18, 2003 NorthWestern's subsidiary Clark Fork and Blackfoot, LLC filed with the Federal Energy Regulatory Commission for status as an Exempt Wholesale Generator, pursuant to Section 32 of the Act, and such status was granted, NorthWestern's application for exempt status under the Act had been mooted. NorthWestern notified the Commission Staff of the mootness and withdrawal of the application by letter dated July 23, 2003. Accordingly, by this filing, NorthWestern respectfully gives notice of the withdrawal of the application.

                                     SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized. The signature of the applicant and of the person signing on its behalf is restricted to the information contained in this application which is pertinent to the application of the respective company.

                                    NORTHWESTERN CORPORATION

                                    /s/ Charles A. Patrizia

                                    Charles A. Patrizia
                                    Paul, Hastings, Janofsky & Walker, L.L.P.
                                    Tenth Floor
                                    1299 Pennsylvania Ave., N.W.
                                    Washington, D.C.  20004-2400
                                    202-508-9500


Date:  March 1, 2004